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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   June, 2003
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   Y      Form 40-F   N
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    N      No    Y
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82



























BC FORM 53-901F
SECURITIES ACT - BRITISH COLUMBIA
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1      Reporting Issuer:
      Rimfire Minerals Corporation
      Suite 700 - 700 West Pender Street
      Vancouver, B.C.
      V6C 1G8

Item 2      Date of Material Change:
      June 9, 2003

Item 3      Press Release:
      Date of Issue      Place of Issue
      June 9, 2003      Vancouver, British Columbia
            (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4      Summary of Material Change:

      Rimfire Minerals Corporation announces that AngloGold (U.S.A.) has begun drilling on the ER-Ogo-Fire ("ER") project in the Pogo District of Alaska. This is the first of six field programs planned for the 2003 field season.

Item 5      Full Description of Material Changes:

      Rimfire Minerals Corporation announces that AngloGold (U.S.A.) has begun drilling on the ER-Ogo-Fire ("ER") project in the Pogo District of Alaska. This is the first of six field programs planned for the 2003 field season. Rimfire and its partners have budgeted in excess of $2 million for an aggressive series of exploration programs that include drilling on five highly prospective gold projects. In keeping with Rimfire's leveraged exploration strategy, partners will be funding greater than 90% of this exploration. This will be Rimfire's most active field season, in terms of expenditures, active projects, and drilling.

Item 6      Reliance on Section 85(2) of the Act:
      Not applicable

Item 7      Omitted Information:
      Not applicable.

Item 8      Senior Officers:

      David A. Caulfield, President
      700 -700 West Pender Street
      Vancouver, British Columbia
      V6C 1G8
      Telephone: (604) 669-6660
      Email: davidc@rimfire.bc.ca

      Henry J. Awmack, Chairman
      700-700 West Pender Street
      Vancouver, British Columbia
      V6C 1G8
      Telephone: (604) 669-6660
      Email: henrya@equityeng.bc.ca


Item 9      Statement of Senior Officer:
      The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of June, 2003.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form53-901F

SCHEDULE A
Media:

      Market News Publishing Inc.      News Desk
      Canada Stockwatch      News Desk

      The Northern Miner      News Desk

      The Prospector      News Desk































Field Programs and Drilling Underway

PR03-04

June 9, 2003, Vancouver, Canada: Rimfire Minerals Corporation announces that AngloGold (U.S.A.) has begun drilling on the ER-Ogo-Fire ("ER") project in the Pogo District of Alaska. This is the first of six field programs planned for the 2003 field season. Rimfire and its partners have budgeted in excess of $2 million for an aggressive series of exploration programs that include drilling on five highly prospective gold projects. In keeping with Rimfire's leveraged exploration strategy, partners will be funding greater than 90% of this exploration. This will be Rimfire's most active field season, in terms of expenditures, active projects, and drilling.

2003 Projects Overview

Partner                             Project
     Proposed Program
AngloGold(U.S.A.) Exploration      ER-Ogo-Fire
     Drilling, mapping, prospecting
AngloGold(U.S.A.) Exploration      Eagle
      Power auger soil geochemical survey
Barrick Gold Corporation               RDN
     Drill target definition (mapping, prospecting, soil geochemistry)
Cangold Limited                            Thorn
     Trenching, mapping, prospecting, drilling
Stikine Gold Corp.                         William's Gold
      Drilling, mapping, prospecting, geochemical sampling
Plutonic Capital Corp.                    Tide
      Drilling, mapping, prospecting, geochemical sampling

In addition, Rimfire will execute several programs to generate additional properties for the Company. Four exploration programs will be carried out in the Yukon, where up to 75% of the costs will be funded by grants issued to Rimfire through the Yukon Mining Incentives Program. The Company will also be evaluating a number of reconnaissance-scale projects in BC through innovative partnerships with independent geologists and prospectors.

Goodpaster District, Alaska

Fieldwork is underway in east-central Alaska where AngloGold (U.S.A.) Exploration is conducting exploration on two projects optioned from Rimfire, the ER and Eagle, in the vicinity of Teck Cominco/Sumitomo's Pogo Gold Deposit (5.5 million oz gold). Crews have been mobilized to the ER project to commence fieldwork, including diamond drilling, to test a 1500 metre by 300 metre gold-arsenic-bismuth-antimony soil anomaly outlined in 2002. The anomaly is coincident with a well-defined structural contact between gneissic rocks and a Cretaceous-aged granitic intrusion. Similar intrusions are thought to be the source of gold mineralization at Pogo. A 1500 m (5000 ft) diamond drilling program is underway.

Fieldwork at the Eagle property will consist of auger soil sampling to further investigate a 3.0 km by 1.5 km gold-arsenic-bismuth-tungsten soil anomaly coincident with an intrusive/gneiss contact. Due to the very limited amount of exploration and the size and strength of the geochemical anomaly, management believes that the Eagle property represents an exciting and largely untested target.

RDN Project, northwest BC

Barrick Gold Corporation will continue exploration at the RDN property, 40 km northwest of Barrick's Eskay Creek Mine (Total Ore Reserve 1.2 million tones
@ 40.4 g/t (1.2 oz/ton) gold, 1855 g/t (54 oz/ton) silver) in northwest British Columbia. Exploration at the RDN is targeting an Eskay-type precious metal-rich massive sulphide deposit. An initial program of mapping, prospecting and geochemical sampling is underway to investigate new areas of the property and to follow up three prospects identified in 2002. These promising new target areas are highlighted by the presence of Eskay-equivalent rhyolite overlain by mudstone and coincident multi-element soil geochemical anomalies. Based on results of the program, targets will be assessed for diamond drill testing later this summer.

William's Gold Project, north-central BC

Stikine Gold Corporation will conduct a significant diamond drilling program at the William's Gold Project in north-central British Columbia. Exploration will focus on the T-Bill prospect where, in 2002, Stikine identified large coincident high resistivity and chargeability anomalies, interpreted to represent increased silicification and sulphide content. The anomalies are located immediately north of an area where previous operators intersected gold mineralization over large widths (hole 83-2 cut 148.7 m of 1.17 g/t gold including a high grade zone of 2.0 m of 35.0 g/t gold). Drilling will focus on testing the targets generated from the 2002 geophysical program and following up the noteworthy drill results from previous work.

Upon completion of their IPO, Stikine will conduct a two-phase program. The first phase will consist of approximately 1300 metres of drilling, mapping, prospecting and surface sampling. Phase two plans call for 2000 metres of diamond drilling and additional surface work.

Tide Project, northwest BC

In September of 2002, Rimfire optioned the Tide property to Plutonic Capital Corp. The Tide is road-accessible via the Granduc Mine road, 40 km north of the deep-water port of Stewart, BC. Work in 2003 will consist of groundwork and drilling to investigate a number of areas where prior exploration has identified high grade gold and silver mineralization. One such area is the Arrow Zone, where a grab sample assayed 99.0 g/t (2.9 oz/ton) gold and 152 g/t (4.4 oz/ton) silver. Groundwork will also investigate areas to the north and west of the Arrow Zone where reconnaissance soil sampling has identified strongly anomalous gold (80th percentile > 550 ppb gold), silver (80th percentile > 4.6 ppm) and arsenic (80th percentile > 1294 ppm) in soils.

Thorn Project, northwest BC

Rimfire and partner, Cangold Limited (formerly "First Au Strategies Corp.") will carry out a two phase program of trenching and drilling at the Thorn Project, in northwest British Columbia. Exploration is targeting a silver and gold-bearing high sulphidation epithermal system on the property. Prior to 2002, work focussed on the exploration for high grade gold-silver-copper bearing quartz-sulphide-sulphosalt veins. A new style of high-grade silver-gold-lead-zinc mineralization, the Oban Breccia Zone, was identified while prospecting within a large, multi-element soil geochemical anomaly. The discovery massive sulphide boulder from this zone assayed 6148 g/t (179 oz/ton) silver and 3.5 g/t gold.

Phase one will include prospecting, mapping and trenching at the Oban to aid in the location of diamond drill sites for phase two. Approximately 500 m (1500 ft) of drilling will be completed at the Thorn in the second phase.

Financing Activities

During the first quarter of the year, 1,075,000 share purchase warrants were exercised for net proceeds of $429,773. Rimfire would like to thank those shareholders who exercised their warrants in support of the company. Rimfire currently has C$1.3 million in working capital.


On behalf of Rimfire Minerals Corporation

"David A. Caulfield"
David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release













































Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT





Date   June 9, 2003